UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to the Board of Directors

Disposal of Certain Business and Assets

Cheetah Mobile Inc. ( the “Company”) appointed Mr. Yun Zhang as an independent director to its board of directors (the “Board”), and the chairman of the audit committee. In addition, Mr. Tianyang Zhao has resigned as an independent director of the Company. All the above changes are with immediate effect.

Mr. Yun Zhang currently serves as an Associate Professor of Accountancy with Tenure at the Department of Accountancy of George Washington University. From 2009 to 2015, he was an Assistant Professor of Accountancy at the Department of Accountancy of George Washington University. From 2003 to 2009, he was an Assistant Professor of Accounting at the Duke University’s Fuqua School of Business. His main research interest includes managerial accounting, corporate governance and information disclosure. He received his bachelor’s degree from Renmin University of China in 1998, two master’s degrees from Yale University in 2002 and a Ph.D. degree from Yale University in 2004.

As a result of the Company’s disposal of certain business and assets, the Company expects to receive net cash proceeds of approximately US$21 million in the second half of 2020. In the first six months of 2020, the disposed business and assets as a whole contributed approximately 30% of total revenues and generated operating losses.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By	:	/s/ Thomas Jintao Ren
Name	:	Thomas Jintao Ren
Title	:	Chief Financial Officer

Date: September 30, 2020